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14041946

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-68918

ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC Mail Processing Section
NOV 26 2014
Washington DC
404

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/13 (MM/DD/YY) AND ENDING 09/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CohnReznick Capital Markets Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue
(No. and Street)

New York	NY	10170
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leonard Korn, CFO — 973-364-6688
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider Downs & Co., Inc
(Name - *if individual, state last, first, middle name*)

41 South High St. Suite 2100	Columbus	OH	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

11/28/14
12/1/14

OATH OR AFFIRMATION

I, Robert Sternthal, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CohnReznick Capital Markets Securities, LLC as of September 30, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Kathryn DeVito

Notary Public

KATHRYN DEVITO
Notary Public, State of New York
Qualified in Queens County
No. 01DE6305958
My Commission Expires 06/16/2018

This report** contains (check all applicable boxes):

- x☐ (a) Facing Page.
- x☐ (b) Statement of Financial Condition.
- x☐ (c) Statement of Income (Loss).
- x☐ (d) Statement of Changes in Financial Condition.
- x☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x☐ (g) Computation of Net Capital.
- x☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- x☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- x☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x☐ (l) An Oath or Affirmation.
- x☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COHNREZNICK CAPITAL MARKETS SECURITIES, LLC
New York, New York

Report of Independent Registered
Public Accounting Firm

For the year ended September 30, 2014

SCHNEIDER DOWNS

Big Thinking. Personal Focus.

www.schneiderdowns.com

SCHNEIDER DOWNS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
CohnReznick Capital Markets Securities, LLC
New York, New York

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report, in which (1) CohnReznick Capital Markets Securities, LLC (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Schneider Downs & Co., Inc.

Columbus, Ohio
November 21, 2014

Schneider Downs & Co., Inc.
www.schneiderdowns.com
PrimeGlobal

One PPG Place
Suite 1700
Pittsburgh, PA 15222
TEL 412.261.3644
FAX 412.261.4876

41 S. High Street
Huntington Center, Suite 2100
Columbus, OH 43215
TEL 614.621.4060
FAX 614.621.4062

COHNREZNICK
CAPITAL MARKETS SECURITIES LLC

BROKER DEALERS ANNUAL EXEMPTION REPORT

CohnReznick Capital Markets Securities, LLC claims an exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

CohnReznick Capital Markets Securities, LLC met the aforementioned exemption provisions throughout the most recent year ended September 30, 2014 without exception.

The above information is provided to the best knowledge and belief of CohnReznick Capital Markets Securities, LLC.

Robert Sternthal
President
11/14/2014

COHNREZNICK CAPITAL MARKETS SECURITIES, LLC
(a wholly-owned subsidiary of CohnReznick LLP)

STATEMENT OF FINANCIAL CONDITION

September 30, 2014

ASSETS

CURRENT ASSETS		
Cash	$	1,437,753
Accounts receivable, net		320,638
Prepaid expenses		733
Total current assets		1,759,124
NON-CURRENT ASSETS		
Furniture and equipment, net of accumulated depreciation of $31,057		37,503
Other assets		47,306
Total non-current assets		84,809
TOTAL ASSETS	$	1,843,933

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Due to affiliates	$	110,505
Accrued expenses		239,171
TOTAL LIABILITIES		349,676
MEMBER'S EQUITY		1,494,257
TOTAL MEMBER'S EQUITY		1,494,257
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,843,933

See notes to financial statements